UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Kidpik Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

49382L207

(CUSIP Number)

Ezra Dabah

200 Park Avenue South, 3rd Floor

New York, New York 10003

(212) 399-2323

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49382L207	Schedule 13D/A Amendment No. 3	Page 2 of 9

1.	Name of Reporting Person Ezra Dabah
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO, PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,223,723 shares (1)
	8.	Shared Voting Power 50,594 shares (2)
	9.	Sole Dispositive Power 695,914 shares
	10.	Shared Dispositive Power 50,594 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,274,317 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 65.3% (3)
14.	Type of Reporting Person IN

(1)	Includes (1) 695,914 shares of common stock of Kidpik Corp. (the “Company” or the “Issuer”), par value $0.001 per share (“Common Stock”) held directly in the name of Mr. Dabah; and (2) 527,809 shares of Common Stock, which Mr. Dabah has the sole right to vote, pursuant to a Voting Agreement entered into on September 1, 2021, between Mr. Dabah, his children, his brother and his brother’s wife and certain entities controlled by his brother, his sister, and the Trusts (defined below), and an irrevocable proxy provided by each of the parties to the Voting Agreement to Mr. Dabah in connection therewith (the “Voting Agreement”). The Voting Agreement remains in effect until the earlier of (a) August 31, 2024; (b) the death of Mr. Dabah; (c) as to any individual party subject to the Voting Agreement, the date they no longer hold any Common Stock; and (d) the date that Mr. Dabah has provided notice to any shareholder that they are no longer subject to the Voting Agreement.

(2)	Represents shares of Common Stock held individually by Renee Dabah, Mr. Dabah’s wife (as disclosed below), which Mr. Dabah is deemed to have shared voting and dispositive rights over.

(3)	All holdings above are as of May 10, 2024, based on 1,951,638 outstanding shares of Common Stock as of such date, as confirmed by the Company’s transfer agent on such date.

CUSIP No. 49382L207	Schedule 13D/A Amendment No. 3	Page 3 of 9

1.	Name of Reporting Person Renee Dabah
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 50,594 shares (1)
	9.	Sole Dispositive Power 50,594 shares
	10.	Shared Dispositive Power 301,682 shares (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 402,869 shares (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 20.6% (3)
14.	Type of Reporting Person IN

(1)	Represents shares of Common Stock held individually by Renee Dabah, which Mr. Dabah is deemed to have shared voting and dispositive rights over as a result of their status as husband and wife.

(2)	Includes shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Eva Dabah (now Eva Yagoda); shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Joia Kazam; shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Moshe Dabah; shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Chana Dabah (now Chana Rapaport); and shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Yaacov Dabah (collectively, the “Trusts”). Each of the Trusts provided sole voting authority over the shares held by such Trusts to Mr. Dabah pursuant to the Voting Agreement discussed below in Item 6, and as such, Mr. Dabah holds the sole voting rights to such shares.

(3)	All holdings above are as of May 10, 2024, based on 1,951,638 outstanding shares of Common Stock as of such date, confirmed by the Company’s transfer agent on such date.

CUSIP No. 49382L207	Schedule 13D/A Amendment No. 3	Page 4 of 9

1.	Name of Reporting Person Raine Silverstein
2.	Check the Appropriate Box if a Member of a Group. (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 0 shares
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 301,682 shares (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 301,682 shares (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares. ☐
13.	Percent of Class Represented by Amount in Row (11) 15.5% (2)
14.	Type of Reporting Person IN

(1)	Represents 301,682 shares of Common Stock which Raine Silverstein shares dispositive control over as co-trustee of the Trusts. Each of the Trusts provided sole voting authority over the shares held by such Trusts to Mr. Dabah pursuant to the Voting Agreement discussed in Item 6, below, and as such, Mr. Dabah holds the sole voting rights to such shares.

(2)	All holdings above are as of May 10, 2024, based on 1,951,638 outstanding shares of Common Stock as of such date, confirmed by the Company’s transfer agent on such date.

CUSIP No. 49382L207	Schedule 13D/A Amendment No. 3	Page 5 of 9

This Amendment No. 3 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on May 18, 2022, as amended on August 19, 2022 and September 22, 2023, by Ezra Dabah, Renee Dabah and Raine Silverstein, each individuals (collectively, the “Reporting Persons”), which amended the Schedule 13G originally filed by the Reporting Persons with the Commission on February 14, 2022 (the Schedule 13D as amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

Item 4. Purpose of the Transaction

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

In the future, depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase or acquire additional securities of the Issuer or dispose of some or all of the securities they currently own from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not currently have any plans or proposals which relate to or would result in the following described:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except in connection with the Merger Agreement (discussed in Item 6, below);

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, except in connection with the Merger Agreement (discussed in Item 6, below);

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940, except in connection with the Merger Agreement (discussed in Item 6, below);

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

The Reporting Persons retain the right to change their investment intent, and may, from time to time, acquire additional shares of Common Stock or other securities of the Company, or sell or otherwise dispose of (or enter into a plan or arrangements to sell or otherwise dispose of), all or part of the shares of Common Stock or other securities of the Company, if any, beneficially owned by them, in any manner permitted by law.

Additionally, Ezra Dabah, in his capacity as Chairman of the Board and Chief Executive Officer, may from time to time, become aware of, initiate, and/or be involved in discussions that relate to the transactions described in this Item 4 and thus retains his right to modify his plans with respect to the transactions described in this Item 4 and to formulate plans and proposals that could result in the occurrence of any such events, subject to applicable laws and regulations.

CUSIP No. 49382L207	Schedule 13D/A Amendment No. 3	Page 6 of 9

Item 5. Interest in Securities of the Issuer

The information provided in Items 3, 4 and 6 of this Schedule 13D is incorporated by reference herein.

(a) The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.

(b) The following table summarizes the number of shares beneficially owned by each Reporting Person, as to which they have (1) sole power to vote or to direct the vote, (2) shared power to vote or to direct the vote sole power to dispose, (3) sole power to dispose or to direct the disposition, and (4) shared power to dispose or to direct the disposition:

Reporting Person	Sole Power to Vote or to Direct the Vote		Shared Power to Vote or to Direct the Vote		Sole Power to Dispose or to Direct the Disposition		Shared Power to Dispose or to Direct the Disposition
Ezra Dabah	1,223,723	(1)	50,594	(2)	695,914		50,594	(2)
Renee Dabah	—		50,594	(2)	50,594	(2)	301,682	(2)(3)
Raine Silverstein	—		—		—		301,682	(2)(3)

(1) Includes shares of Common Stock subject to the Voting Agreement discussed in Item 6, below.

(2) Represents shares of Common Stock held individually by Renee Dabah, Mr. Dabah’s wife, which Mr. Dabah and Mrs. Dabah are deemed to have shared voting and dispositive rights over.

(3) Includes shares of Common Stock which Renee Dabah and Raine Silverstein share dispositive control over as co-trustees of the u/a/d 02/02/1997, Trust FBO Eva Dabah (now Eva Yagoda); shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Joia Kazam; shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Moshe Dabah; shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Chana Dabah (now Chana Rapaport); and shares of Common Stock which Renee Dabah shares dispositive control over as co-trustee of the u/a/d 02/02/1997, Trust FBO Yaacov Dabah. Each of the Trusts provided sole voting authority over the shares held by such Trusts to Mr. Dabah pursuant to the Voting Agreement discussed in Item 6, and as such, Mr. Dabah holds the sole voting rights to such shares, while Renee Dabah and Raine Silverstein share the right to dispose of such securities.

(c) None of the Reporting Persons have effected any transactions in the Common Stock during the past 60 days.

(d) Except as stated in this Item 5, or in connection with the shares of Common Stock not held of record by the Reporting Persons, but discussed below under Item 6, in connection with the Voting Agreement, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer reported by this Schedule 13D.

(e) N/A.

CUSIP No. 49382L207	Schedule 13D/A Amendment No. 3	Page 7 of 9

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 2, 3, 4 and 5 of this Schedule 13D, is hereby incorporated herein by this reference thereto.

Item 6 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

On March 29, 2024, Kidpik Corp. (“Kidpik”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Nina Footwear Corp., a Delaware corporation (“Nina Footwear”), a brand specializing in women’s footwear, particularly in dress shoes and accessories for special occasions, and Kidpik Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Kidpik (“Merger Sub”). Upon the terms and subject to the satisfaction of the conditions described in the Merger Agreement, Merger Sub will be merged with and into Nina Footwear, with Nina Footwear surviving as a wholly-owned subsidiary of Kidpik (the “Merger”). The Merger is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes.

At the effective time of the Merger (the “Effective Time”): each share of Nina Footwear capital stock outstanding immediately prior to the Effective Time, excluding any shares of Nina Footwear capital stock held by Nina Footwear (if any), and any dissenting shares, will be automatically converted solely into the right to receive a number of shares of Kidpik common stock (the “Shares”) equal to their pro rata share of 80% of Kidpik’s outstanding shares of common stock following the Merger, with any fractional shares rounded up to the nearest whole share.

As a result, at the Effective Time, the stockholders of Kidpik immediately prior to the Merger are expected to own approximately 20% of the outstanding shares of Kidpik common stock immediately after the Effective Time and the stockholders of Nina Footwear immediately prior to the Merger will own approximately 80% of the outstanding shares of Kidpik common stock immediately after the Effective Time.

Mr. Dabah and his children own approximately 79.3% of Nina Footwear, and Mr. Dabah and his extended family own 100% of Nina Footwear, and Moshe Dabah (Mr. Dabah’s son), is the Vice President, Chief Operating Officer and Chief Technology Officer of the Company, and the Secretary of Nina Footwear. There are also a number of related party transactions between Nina Footwear and the Company. Mr. Dabah and his family will continue to control approximately 76.8% of the combined company’s voting shares following the closing of the Merger.

Following the closing of the Merger, the Company’s executive officers and directors will remain the same as immediately prior to the Merger.

As the Merger has not closed, the effects of the Merger have not been reflected throughout this Schedule 13D.

CUSIP No. 49382L207	Schedule 13D/A Amendment No. 3	Page 8 of 9

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description

1.	Voting Agreement, dated and effective September 1, 2021 by and among Ezra Dabah, and each of Eva Yagoda, Joia Kazam, Moshe Dabah, Chana Rapaport, Yaacov Dabah, Gila Goodman, the Josh A. Kazam Irrevocable Grantor Trust, GMM Capital LLC, Isaac and Ivette Dabah, Sterling Macro Fund, the u/a/d 02/02/1997, Trust FBO Eva Dabah; the u/a/d 02/02/1997, Trust FBO Joia Kazam; the u/a/d 02/02/1997, Trust FBO Moshe Dabah; the u/a/d 02/02/1997, Trust FBO Chana Dabah; and the u/a/d 02/02/1997, Trust FBO Yaacov Dabah (Filed as Exhibit 10.55 to the Registration Statement on Form S-1A (Amendment No. 1), filed by Kidpik Corp. with the Securities and Exchange Commission on October 29, 2021, and incorporated by reference herein)(333- 260101)
2.	Joint Filing Agreement of the Reporting Persons dated May 17, 2022 (Filed as Exhibit 2 to the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on May 18, 2022, and incorporated herein by reference)(File No. 005-93047)
3.	Debt Conversion Agreement dated September 18, 2023, by and between Kidpik Corp. and Ezra Dabah (Filed as Exhibit 10.1 to the Current Report on Form 8-K filed by Kidpik Corp. with the Securities and Exchange Commission on September 18, 2023, and incorporated herein by reference)(File No. 001-41032)
4.	Agreement and Plan of Merger and Reorganization, dated March 29, 2024, by and among Kidpik Corp., Kidpik Merger Sub, Inc. and Nina Footwear Corp. (Filed as Exhibit 2.1 to the Current Report on Form 8-K filed by Kidpik Corp. with the Securities and Exchange Commission on April 1, 2024, and incorporated herein by reference)(File No. 001-41032)

CUSIP No. 49382L207	Schedule 13D/A Amendment No. 3	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 14, 2024

Ezra Dabah

By:	/s/ Ezra Dabah
Ezra Dabah

Renee Dabah

By:	/s/ Renee Dabah
Renee Dabah

Raine Silverstein

By:	/s/ Raine Silverstein
Raine Silverstein